Exhibit 23.4

Authorization Letter

By this letter, our Center consents to and authorizes the citation by Shaanxi Suo’ang New Energy Enterprise Co., Ltd. (and its parents and subsidiaries, hereinafter “Company”) of the contents contained in the “China CWSF Boiler Market Development and Research Report” (hereinafter “Report”) written by our Center, including but not limited to diagrams and data, in its disclosure documents.

The effectiveness of this authorization shall accompany and survive the effectiveness of the public disclosure documents filed by the Company with SEC.

Beijing Zhongjing Zongheng Information and Consulting Center /seal/

August 16, 2010